Exhibit 99.2

NWTN INC.

PROXY CARD

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
MARCH 13, 2023

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

https://www.cstproxy.com/nwtn/2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Alan Nan WU (the “Proxy”) as proxy with full power to act and the power to appoint a substitute to vote the shares that the undersigned is entitled to vote at the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of NWTN Inc. (the “Company”) to be held on March 13, 2023 at 10:00 a.m. (Dubai time) at the Company’s headquarters, located at Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE, and at any adjournments and/or postponements thereof. You can also participate in the Extraordinary General Meeting, vote, and submit questions via live webcast by visiting https://www.cstproxy.com/nwtn/2023. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’s discretion on such other matters as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for said meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSALS ONE, TWO AND THREE.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE, TWO AND THREE.

Vote Your Proxy by Mail: Mark, sign and date your proxy card and return it in the postage-paid envelope provided or email it to proxy@continentalstock.com.

Please mark your votes like this	☒

Vote Your Proxy by Internet: Vote online at https://www.cstproxy.com/nwtn/2023 and entering your voter control number provided herein.

(Continued and to be marked, dated and signed on reverse side)

1	A special resolution of the holders of Class A ordinary shares and Class B ordinary shares to adopt the second amended and restated memorandum and articles of association of the Company in the form attached as Annex A to the Notice of Meeting and Proxy Statement, pursuant to which the Company’s board of directors shall consist of up to nine (9) directors.

☐ For	☐ Against	☐ Abstain

2	An ordinary resolution of the holders of Class A ordinary shares and Class B ordinary shares to increase the maximum number of directors from seven (7) persons to nine (9) persons.

☐ For	☐ Against	☐ Abstain

3	An ordinary resolution of the holders of Class A ordinary shares and Class B ordinary shares to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

☐ For	☐ Against	☐ Abstain

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE OR EMAIL IT TO PROXY@CONTINENTALSTOCK.COM.

COMPANY ID:
PROXY NUMBER:
ACCOUNT NUMBER:

Signature	Signature	Date __________, 2023

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If a partnership, please sign in partnership name by authorized person.